

VIA FACSIMILE AND U.S. MAIL

March 26, 2007

Mr. Richard H. Fearon
Executive Vice President - Chief Financial and Planning Officer
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114-2584

      RE: Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 1-1396

Dear Mr. Fearon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

                      Sincerely,

                      Rufus Decker
                      Branch Chief